Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267123

PROSPECTUS

SUPERCOM LTD.

564,869 Ordinary Shares Issuable Upon Exercise of Warrants to Purchase Ordinary Shares

PROSPECTUS SUPPLEMENT NO. 1
DATED March 30, 2023
(To Prospectus dated September 22, 2022)

This Prospectus Supplement No. 1, dated March 30, 2023 (“Supplement No. 1”), filed by SuperCom Ltd. (the “Company,” “we,” “us” or “our”), modifies and supplements certain information contained in the Company’s prospectus, dated September 22, 2022 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Registration Statement on Form F-1 declared effective by the U.S. Securities and Exchange Commission on September 22, 2022. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus, as amended and supplemented from time to time and as amended by this Supplement No. 1, relates to the offering of warrants to purchase up to an aggregate of 564,869 ordinary shares, par value NIS 2.5 per share (the “ordinary shares”), of the Company (the “Warrants”) (and the ordinary shares issuable from time to time upon exercise of the Warrants) issued to the Investor (as defined below) pursuant to the terms of the letter agreement, dated July 27, 2022, entered into between the Company and the Investor.

On March 30, 2023, we entered into a Securities Purchase Agreement (the “Agreement”) with a certain accredited institutional investor and holder of the Warrants (the “Investor”) whereby, among certain other things, we agreed to amend the remaining Warrants held by the Investor and exercisable for up to an aggregate of 564,869 ordinary shares to reduce the exercise price of such Warrants to $1.66 per ordinary share.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Warrants held by the Investor from $3.08 per ordinary share to $1.66 per ordinary share in accordance with the terms of the Agreement. As a result of the Agreement, if all of the remaining Warrants that were amended pursuant to the Agreement are exercised for cash, we would receive gross proceeds of approximately $0.94 million.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “SPCB.” On March 29, 2023, the closing sale price of our ordinary shares was $1.60 per share.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus, under similar headings in the other documents that are incorporated by reference into the Prospectus and in our most recent reports on Form 6-K.

Neither the U.S. Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2023